UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2020

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Transaction Agreement and Warrant

On September 14, 2020, Kornit Digital Ltd. (“Kornit” or the “Company”) and Amazon.com, Inc. (“Amazon”) entered into a new Transaction Agreement (the “New Transaction Agreement”) pursuant to which Kornit has agreed to issue to an affiliate of Amazon a warrant (the “New Warrant”) to acquire up to 3,401,028 of Kornit ordinary shares at a purchase price of $59.26 per share, which is based on the 30-trading day VWAP prior to the execution of the New Transaction Agreement. The New Warrant also provides for cashless (net) exercise. Background to the New Transaction Agreement and New Warrant is provided below.

Master Purchase Agreement

In January 2017, Kornit entered into a Master Purchase Agreement (the “Purchase Agreement”) with Amazon Corporate LLC, a subsidiary of Amazon.com, Inc., or Amazon. Under the Purchase Agreement, as amended in March 2017, January 2018, June 2018 and May 2020, Amazon may purchase, and Kornit has committed to supply, Kornit AVHD6 and Kornit Atlas digital direct-to-garment printers, NeoPigment ink and other consumables at agreed-upon prices that are subject to volume discounts. Kornit also agreed to provide maintenance services and extended warranties to Amazon at agreed-upon prices.

The Purchase Agreement provides for an “end of life” program. Kornit is required to notify Amazon 12 months in advance if Kornit intends to stop supporting one of the products or services supplied by us and to continue to manufacture the product or provide such service during the applicable period. Subject to certain exceptions, Kornit is required to continue to supply ink in such quantities as Amazon requires for at least 36 months after the earlier of (1) the end of the term of the Purchase Agreement or (2) 18 months following the purchase of the last product sold pursuant to the Purchase Agreement. The Purchase Agreement requires Kornit to make arrangements to ensure continuity of supply of products if Kornit does not comply with its requirements to supply the products or the services under the agreement or Kornit becomes insolvent. The Purchase Agreement also provides for penalties on a sliding scale in the case of late delivery or if Kornit systems are unavailable for certain specific periods. There are no minimum spending commitments under the Purchase Agreement.

The term of the Purchase Agreement is five years beginning on May 1, 2016 and extends automatically for additional one-year periods unless terminated by Amazon. The Purchase Agreement is subject to customary termination provisions, including material uncured breaches, insolvency or acquisition of Kornit by a competitor of Amazon. The Purchase Agreement may also be terminated by Amazon without cause subject to an agreed advance notice period.

Original Transaction Agreement and Original Warrant

Concurrently with the Purchase Agreement, Kornit and Amazon entered into a Transaction Agreement (the “Original Transaction Agreement” pursuant to which Kornit agreed to issue to an affiliate of Amazon a warrant, or the Warrant, as amended (the “Original Warrant”), to acquire up to 2,932,176 Kornit’s ordinary shares at a purchase price of $13.04 per share, which was based on the 30-trading day VWAP, as adjusted, prior to the execution of the Original Transaction Agreement. The Original Warrant also allows for cashless (net) exercise.

The shares underlying the Original Warrant are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five-year period, with the shares vesting incrementally each time Amazon or its affiliates make a payment totaling $5 million to us. As of September 11, 2020, 2,052,507 shares underlying the Original Warrant were vested and exercisable.

New Transaction Agreement and New Warrant

The shares underlying the New Warrant are subject to vesting as a function of payments pursuant to the Purchase Agreement up to an aggregate of $400 million by Amazon and its affiliates over a five-year period for two different categories of product lines and services as follows:

	“Existing” Product Lines and Services	“New” Product Lines and Services
Purchased amount	$250 million	$150 million
Maximum number of vesting shares	1,943,445	1,457,583
Number of vesting shares per $5 million payment	38,869	48,587

“Existing” products refers to any product line that has been purchased by Amazon from Kornit before the date of the issuance of the New Warrant, for example, products from the Kornit Avalanche and the Kornit Atlas printing system family and related ink and spare parts. “New” products refers to any product line that has not been purchased by Amazon before the date of the issuance of the New Warrants and may be purchased by Amazon in the future. “New” products includes any future potential new applications that are printed using existing products. Neither the New Warrant nor the Purchase Agreement, as amended, contain any pricing terms or minimum purchase agreements for “New” products, and no “New” product has been qualified for use by Amazon.

The New Warrant is exercisable through the earlier of (1) January 10, 2027 and (2) the fifth anniversary of the date that all shares underlying under the Original Warrant are vested (i.e., the date on which Amazon and its affiliates have collectively made gross payments totaling $150 million to Kornit or its affiliates in connection with invoices in respect of orders placed under the Purchase Agreement).

Upon the consummation of a change of control transaction (as defined in the New Warrant), subject to certain exceptions, the unvested portion of the New Warrant will vest in full and become fully exercisable.

The exercise price and the number of ordinary shares issuable upon exercise of the New Warrant are subject to customary anti-dilution adjustments.

The New Warrant also limits Amazon’s beneficial ownership to 4.999% of Kornit’s outstanding shares unless Amazon waives this limit upon 61 days’ notice, in which case Amazon’s beneficial ownership is then limited to 9.999% of Kornit’s outstanding shares.

The New Transaction Agreement includes customary representations, warranties and covenants of Kornit and Amazon. The New Transaction Agreement restricts any transfer of the New Warrant and ordinary shares thereunder, except under certain circumstances set forth in the New Transaction Agreement.

The New Transaction Agreement also contains certain customary standstill restrictions with respect to an acquisition of Kornit shares (other than an acquisition of the shares underlying the Original Warrant and the New Warrant), solicitation of proxies and other actions that seek to influence the control of Kornit. These standstill restrictions remain in effect until such time as the shares issued under the New Warrant or that remain unexercised under the New Warrant represent less than 2% of Kornit’s outstanding shares.

Registration Rights

Under the Original Transaction Agreement, Amazon is entitled to certain registration rights with respect to the shares underlying the Original Warrant. Amazon may request up to two times in any 12-month period that Kornit files a shelf registration statement on Form F-3 or S-3, and Kornit is required to keep the shelf registration effective for four 90-day periods. If Kornit is ineligible to file a registration statement on Form F-3 or Form S-3, Amazon may request up to four times that Kornit files a long form registration statement to facilitate the sale of its shares. In addition, Amazon is entitled to piggyback registration rights on underwritten offerings effected by us. Kornit is subject to customary obligations upon Amazon’s request for registration, including cooperation in case of an underwritten offering. The ordinary shares being offered by Amazon under this prospectus supplement are being offered pursuant to Amazon’s foregoing registration rights. These registration rights also apply to Kornit’s ordinary shares issuable under the New Warrant.

Amendment No. 4 to Master Purchase Agreement

On January 1, 2020, Kornit entered into Amendment 4 (the “Amendment”) to the Purchase Agreement, as previously amended on March 1, 2017, January 1, 2018 and June 29, 2018. The Amendment sets pricing terms for an agreed period and modifies certain other terms and conditions of the Purchase Agreement.

The foregoing descriptions of the New Transaction Agreement, the New Warrant and the Amendment are only summaries and are qualified in their entirety by reference to the New Transaction Agreement, the New Warrant and the Amendment, copies of which are attached as Exhibit 10.1, Exhibit 4.1 and Exhibit 10.2, respectively, to this Form 6-K and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: September 14, 2020	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
4.1	Warrant to Purchase Ordinary Shares, dated September 14, 2020, issued to Amazon.com NV Investment Holdings LLC.
10.1	Transaction Agreement, dated September 14, 2020, between the Company and Amazon.com, Inc.
10.2	Amendment 4 to Master Purchase Agreement, effective January 1, 2020, between the Company and Amazon.com Services LLC.*

*	Certain portions of this exhibit (indicated by “[***]”) have been omitted in accordance with the rules of the Securities and Exchange Commission.

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